SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: October 13, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

October 13, 2016

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding Acquisition of Shares in Yume no Machi Souzou Iinkai Co., Ltd. (Stock Code: 2484)

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter the “Company”) announces that on October 13, 2016 it entered into an ordinary share transfer agreement (the “Share Acquisition”) with the existing shareholders of Yume no Machi Souzou Iinkai Co., Ltd. (Headquarters: Osaka-shi, Osaka, Japan; President & CEO: Rie Nakamura; hereinafter “Yume no Machi Souzou Iinkai”), operator of delivery portal site Demae-Can. In connection with the Share Acquisition, the Company and Yume no Machi Souzou Iinkai have also entered into an agreement for the strengthening of their business alliance.

1. Reasons for the Share Acquisition

Under its corporate mission “CLOSING THE DISTANCE,” the Company actively engages in various initiatives to strengthen its ties with other businesses and service providers as it strives to bring people closer to a wide variety of information, services and products. To achieve this mission, the Company is striving to create a “Smart Portal” that seamlessly connects people to people as well as to the information, services, companies and brands they need—both online and offline—24 hours a day, 365 days a year, with the LINE app acting as the gateway.

Meanwhile, the main line of business for Yume no Machi Souzou Iinkai is the delivery portal site Demae-Can, which, since its launch in 2000, has grown to become one of Japan’s largest domestic delivery portal sites, currently with more than 13,600 member merchants and 8.3 million individual account holders.

The Company formed a business alliance with Yume no Machi Souzou Iinkai on May 23, 2016. As a strategic partner, Yume no Machi Souzou Iinkai is participating in the Company’s Official Web App initiative and planning various other initiatives with the Company.

By forging this capital alliance the Company seeks to further strengthen its relationship with Yume no Machi Souzou Iinkai and to commence a full-fledged entry into the O2O (online-to-offline) and delivery fields, which are critical areas for the realization of a Smart Portal that the Company envisions. Furthermore, the Company believes that by combining Yume no Machi Souzou Iinkai’s delivery service know-how and merchant network with the Company’s domestic user base of 62 million MAUs (Monthly Active Users) and expertise in the development of smartphone-based services, they will be able to provide a more convenient delivery service to both companies’ users as they aim to become a leader in the smartphone-based delivery service market. The Company is also planning to develop a delivery order service on LINE utilizing push notifications in the future.

2. Overview of the Share Acquisition

The Company plans to acquire a total of 2,220,000 Yume no Machi Souzou Iinkai shares from existing shareholders. Through the Share Acquisition, the Company expects to gain 20.0% of all shares (including treasury stocks) issued by Yume no Machi Souzou Iinkai and become the largest shareholder of Yume no Machi Souzou Iinkai, upon which Yume no Machi Souzou Iinkai will become an equity method affiliate of the Company.

The Share Acquisition qualifies as an “act of purchase specified by Cabinet Order as being equivalent to a tender offer,” as prescribed in Article 167 of the Financial Instruments and Exchange Act and Article 31 of the Order for Enforcement of the Financial Instruments and Exchange Act. Accordingly, disclosure is legally required in Japan.

3. Overview of Share Issuer

(1) Company name	Yume no Machi Souzou Iinkai Co., Ltd.

(2) Location	(Osaka Headquarters) Midosuji Daiwa Building 8F, 3-6-8 Kyutaromachi, Chuo-ku, Osaka, Osaka Prefecture (Tokyo Headquarters) Marunouchi Trust Tower North 15F, 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

(3) Representative, Title	Rie Nakamura, President & CEO

(4) Business	Operation of delivery portal site Demae-Can

(5) Total capitalization	1,113,300,000 yen (As of August 31, 2016)

(6) Established	September 9, 1999

(7) Number of total shares issued	As of September 30, 2016: 11,097,600 shares (includes 1,024,400 treasury shares)

(8) Major shareholders and ownership percentage	Rie Nakamura (12.9%)

(9) Relationship between the Company and Yume no Machi Souzou Iinkai	Capital	Not applicable.
	Personnel	Not applicable.
	Business	Concluded a business alliance agreement on May 23, 2016.

(10) Consolidated operating results and consolidated financial position for most recent 3 years

Fiscal year ended	August 31, 2013	August 31, 2014	August 31, 2015

Consolidated net assets	1.986 billion yen	2.021 billion yen	2.145 billion yen

Consolidated total assets	2.962 billion yen	3.007 billion yen	3.107 billion yen

Consolidated net assets per share	207.14 yen	203.32 yen	212.25 yen

Consolidated revenue	2.086 billion yen	3.558 billion yen	3.661 billion yen

Consolidated operating profit	278 million yen	361 million yen	546 million yen

Consolidated ordinary profit	274 million yen	365 million yen	541 million yen

Yearly net profit attributable to parent company shareholders	96 million yen	167 million yen	96 million yen

Consolidated yearly net profit per share	9.39 yen	17.13 yen	9.67 yen

Dividend per share	8.00 yen	5.00 yen	7.00 yen

Note 1. Yume no Machi Souzou Iinkai conducted a stock split on March 1, 2013 at a ratio of 100 ordinary shares for each ordinary share and a subsequent stock split on April 19, 2014 at a ratio of two ordinary shares for each ordinary share. Figures for the consolidated net assets per share and consolidated yearly net profit per share for the fiscal year ended August 31, 2013 have been calculated assuming these stock splits were conducted at the beginning of the fiscal year ended August 31, 2013.

Note 2. Yume no Machi Souzou Iinkai conducted a stock split on April 19, 2014 at a ratio of two ordinary shares for each ordinary share. Dividend per share for the fiscal year ended August 31, 2013 is the actual dividend amount declared prior to this stock split.

4. Overview of the selling shareholders in the Share Acquisition

This information has been omitted in accordance with the request of the selling shareholders of Yume no Machi Souzou Iinkai. There is no significant capital, personnel or business relationship between the Company and the respective selling shareholders.

5. Number of Acquired Shares, Acquisition Price and Shareholding Status Before and After Acquisition

(1) Shares of Yume no Machi Souzou Iinkai owned prior to transfer	0 shares (Number of shares with voting rights: 0) (Percentage of stock ownership: 0.0%) (Percentage of voting rights ownership: 0.0%)

(2) Acquired shares (Expected)	2,220,000 shares (Number of shares with voting rights: 2,220,000)

(3) Acquisition price (Expected)	Approximately 4.0 billion yen

(4) Shares owned after transfer (Expected)	2,220,000 shares (Number of shares with voting rights: 2,220,000) (Percentage of stock ownership: 20.0%) (Percentage of voting rights ownership: 22.03%)

6. Timeline

(1) Signing of the Agreement	October 13, 2016

(2) Expected closing date (Execution of share transfer)	October 2016 (tentative)

7. Future forecast

The impact of the Share Acquisition on the Company’s consolidated results for the current term is not expected to be material.